April 20, 2018

John C. Ethridge, Jr.
Direct Dial: 404-815-3634
Direct Fax: 404-685-6934
E-Mail: jethridge@sgrlaw.com

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549
Attention:
Russell Mancuso

Branch Chief

Re:
SANUWAVE Health, Inc.

Amendment No. 3 to Registration Statement on Form S-1

filed February 13, 2018

File No. 333-213774

Dear Mr. Mancuso:

On behalf of SANUWAVE Health, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 12, 2018, with respect to the Company’s Amendment No. 3 to the registration statement on Form S-1 (the “Registration Statement”), filed with the Commission on the date referenced above. For those comments which the Staff has specifically informed us require amendments to documents previously filed with the Commission, we have filed such amended documents and note the same in our responses below. The Company’s responses below are numbered to correspond to the numbered paragraph in the Staff’s comment letter. For your convenience, we repeat in bold each of the Staff’s comments prior to each response.

1.
We note your response to prior comment 1; however, given the number of securities sold in your 2016 equity offering as disclosed on page 20, it remains unclear how you calculated that $2,418,900 of securities that remain unsold as you disclose in footnote (5) to your fee table. For guidance, see Section 240.05 of the Division’s Securities Act Rules Compliance and Disclosure Interpretations available on the Commission’s website. Please revise.

2.
When a fee from a prior registration statement is used to offset the fee due on a subsequent registration statement pursuant to Rule 457(p), the offering that included the unsold securities must have been terminated or completed. Therefore, the prospectus in the subsequent registration statement would not be used for the terminated or completed offering per Rule 429. For guidance, see Section 240.16 of the Division’s Securities Act Rules Compliance and Disclosure Interpretations. From footnote 5 and the following paragraph in your fee table, it appears that you seeking to offset the fee related to a prior offering pursuant to Rule 457(p) and use the prospectus in this registration statement for the same offering per Rule 429. Please revise, and state clearly which prior offering has been terminated or completed.

In response to this comment by the Staff, the Company has deleted all disclosure from the fee table relating to fee offsets as a result of prior offerings and has caused the entire amount of the fee to be paid to the Commission together with the amended S-1/A being filed with the Commission contemporaneously with this response letter.

3.
We note your response to prior comment 2. A prospectus relating to a prior registration statement pursuant to Rule 429 should address the transaction registered in the prior registration statement. From the paragraph following footnote (5) to your fee table, it appears that your Rule 429 prospectus relating your previous registration of your issuance of securities is now addressing a different transaction: a resale transaction by selling security holders. Therefore, reliance on Rule 429 is not appropriate for that resale transaction. Please revise.

In response to this comment by the Staff, the Company notes that there is no new resale transaction being registered here, but rather the primary offering of shares, by the Company, resulting from the exercise of warrants. Such primary offerings of shares were previously registered under File No. 333-208676, as described in the registration fee table under the headings, “Common Stock Underlying Warrants” and “Common Stock issuable upon exercise of the Placement Agent’s Warrants,” and under File No. 333-195263, as described in footnote 3 to the registration fee table, “Represents shares of common stock issuable upon the exercise of the warrants.”

The Company has deleted language throughout the amended S-1/A relating to the fact that such warrants are held by Selling Stockholders to make it more clear that this Rule 429 prospectus is not registering a new resale transaction but rather the primary offering of the common stock underlying such warrants, by the Company. The Company has also removed the amounts of such Common Stock issuable by the Company from the Selling Stockholder tables.

4.
Revise footnote (4) to be consistent with the 5 business day requirement of Rule 457(c).

In response to this comment by the Staff, the Company has updated such footnote and revised the amount of the registration fee accordingly.

* * *

The Company would appreciate your earliest consideration of this response. If you have any questions or require any additional information with respect to any matters discussed in this letter, please contact the undersigned at (404) 815.3634 (telephone) or (404) 685.6934 (facsimile). Thank you for your consideration regarding this matter.

Very truly yours,

/s/ John C. Ethridge, Jr.
John C. Ethridge, Jr.
cc:
Timothy Buchmiller

Securities and Exchange Commission

Kevin A. Richardson, II

SANUWAVE Health, Inc.

Acting Chief Executive Officer

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